                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                      CinemaStar Luxury Theaters, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, no par value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   17244C-10-3
           --------------------------------------------------------
                                 (CUSIP Number)

          Neil Austrian, c/o Rust Capital, Ltd., 327 Congress Avenue,
                Suite 200, Austin, Texas 78701 (512)476-2995
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 16, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1746 (12-91) 1 of 10

CUSIP No. 17244C-10-3         SCHEDULE 13D                Page  2  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     Reel Partners, L.L.C. (FEIN 74-2853736)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             3,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             3,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,000,000
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (12-91) 2 of 10

CUSIP No. 17244C-10-3        SCHEDULE 13D                 Page  3  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person,  S.S. or I.R.S. Identification No. of Above
     Person

     CinemaStar Acquisition Partners, L.L.C. (FEIN 74-2853737)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             20,315,088
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             20,315,088
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     20,315,088
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     71.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (12-91) 3 of 10

CUSIP No. 17244C-10-3        SCHEDULE 13D                 Page  4  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     SCP Private Equity Partners, L.P. (FEIN 23-2854478)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             21,333,534
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             21,333,534
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     21,333,534
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     72.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (12-91) 4 of 10

CUSIP No. 17244C-10-3         SCHEDULE 13D                Page  5  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     SCP Private Equity Management, L.P. (FEIN 23-2854479)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             21,333,534
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             21,333,534
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     21,333,534
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     72.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (12-91) 5 of 10

CUSIP No. 17244C-10-3         SCHEDULE 13D                Page  6  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Safeguard Capital Management, Inc. (FEIN 23-2893097)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             21,333,534
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             21,333,634
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     21,333,534
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     72.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (12-91) 6 of 10

CUSIP No. 17244C-10-3         SCHEDULE 13D                Page  7  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Winston J. Churchill (SS # ###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             21,333,534
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             21,333,534
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     21,333,534
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     72.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (12-91) 7 of 10

CUSIP No. 17244C-10-3         SCHEDULE 13D                Page  8  of 10  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Samuel A. Plum (SS # ###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             21,333,634
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             21,333,534
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     21,333,534
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     72.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (12-91) 8 of 10

        The Schedule 13D, dated October 3, 1997, filed by Reel Partners, L.L.C., a Delaware limited liability company, CinemaStar Acquisition Partners, L.L.C., a Delaware limited liability company ("CAP"), SCP Private Equity Partners, L.P., a Delaware limited partnership, SCP Private Equity Management, L.P., a Delaware limited partnership, Safeguard Capital Management, Inc., a Delaware corporation, Winston J. Churchill, an individual, and Samuel A. Plum, an individual, with respect to the common stock, no par value (the "Common Stock"), of CinemaStar Luxury Theaters, Inc., a California corporation (the "Company"), is hereby amended as set forth below.

ITEM 1. SECURITY AND ISSUER

        No Amendment.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 of Schedule 13D is hereby amended by adding CIP Capital L.P., a Delaware limited partnership ("CIP"), and LDR Capital Partners, a New York general partnership ("LDR"), as members of CAP. CIP's address is 435 Devon
Park Drive, Suite 200, Vayne, Pennsylvania 19087. LDR's address is c/o Bloomingdale Properties, 641 Lexington Avenue, 29th Floor, New York, New York
10022. CIP is controlled by   Churchill. Churchill's address is the same
address as is applicable for SCP. LDR is controlled by Fredrick M. Danzinger ("Danzinger"). Danzinger's address is the same address as is applicable for LDR.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of Schedule of 13D is hereby amended by stating that the transactions contemplated by the Stock Purchase Agreement have been consummated and that CAP has made the $15 million investment contemplated therein (the "Investment"). As a result, CAP has acquired 17,684,464 Shares, together with a warrant to purchase an additional 1,630,624 Shares (the "CAP Warrant"). In addition, SCP received a warrant to purchase 1,018,446 Shares (the "SCP Warrant"). CAP obtained the necessary funds to make the Investment from each of its member's capital contributions. Each of CAP's members obtained the funds necessary to make the capital contribution to CAP through contributions to each such member of investment capital from such member or such member's partners, as applicable. The CAP Warrant was received as partial consideration for the Investment. The SCP Warrant was received from The Watley Group, LLC ("Watley") from warrants that Watley was otherwise entitled to receive upon consummation of the Investment, which warrants were transferred to SCP as reimbursement for the costs and expenses relating to the Loan and the Investment.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 of Schedule 13D is hereby amended by stating that the Investment has occurred and as a result Reel owns warrants to purchase 10.4516% of the outstanding Common Stock of the Company and that CAP owns 71.6979% of the outstanding Common Stock of the Company, which amount assumes exercise of all warrants granted to CAP in connection with the Stock Purchase Agreement. In addition, SCP has a separate right of ownership, distinct from its control of CAP, to exercise warrants to purchase 3.8113% of the outstanding Common Stock of the Company. With respect to paragraphs (a) through (j) of Item 4, it is noted that (i) the Board of Directors has been reconstituted to reflect seven (7) members of which four (4) have been appointed by CAP, namely Churchill, Wayne B. Weisman, Thomas Rebar and Jack
R. Crosby, (ii) the Company's authorized Common Stock has been increased to 60 million Shares, (iii) the Company has retained Norman Dowling as its Chief Financial Officer and (iv) the Company has retained James Villanueva as its Executive Vice President. The Reporting Persons continue to reserve the right to adopt any plans with respect to paragraphs (a) through (j) of Item 4 of Schedule 13D, subject to any applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Paragraph (a) of Item 5 of Schedule 13D is hereby amended by stating that the Investment has occurred and that as a result, Reel has rights to purchase 3,000,000 Shares which would represent 10.4516% of the outstanding Common Stock of the Company. In addition, CAP owns 71.6979% of the outstanding Common Stock of the Company, which amount assumes exercise of all warrants granted to CAP in connection with the Stock Purchase Agreement.
Also, SCP independently has the right to purchase 1,018,446 Shares which would represent 3.8113% of the outstanding Common Stock of the Company.


        (b)    Paragraph (b) of Item 5 of Schedule 13D is hereby amended to
               (i) reflect that Reel has the sole power to dispose of 3 million Shares, (ii) reflect that CAP, SCP, Management, Safeguard, Churchill and Plum have the sole power to dispose of and vote 21,333,534 Shares and (iii) reflect that SCP, Management, Safeguard, Churchill and Plum have the sole power to dispose of and vote 1,018,446 additional Shares.

        (c)    No amendment.

        (d)    No amendment.

        (e)    No amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No amendment.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        No amendment.

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                          REEL

        December 22, 1997                         /s/ NEIL AUSTRIAN
------------------------------------    ---------------------------------------
             Date                                      Signature

                                             Neil Austrian, Vice President
                                        ---------------------------------------
                                                       Name/Title


                                                          CAP

                                                  /s/ NEIL AUSTRIAN
                                        ---------------------------------------
                                                        Signature

                                             Neil Austrian, Vice President
                                        ---------------------------------------
                                                       Name/Title


                                                     SCP, MANAGEMENT

                                               /s/ WINSTON J. CHURCHILL
                                        ---------------------------------------
                                                        Signature

                                           SCP Private Equity Partners, L.P.;
                                          SCP Private Equity Management, L.P.;
                                         Winston J. Churchill, general partner
                                        ---------------------------------------
                                                       Name/Title


                                                       SAFEGUARD

                                                /s/ DONALD R. CALDWELL
                                        ---------------------------------------
                                                        Signature

                                          Safeguard Capital Management, Inc.;
                                             Donald R. Caldwell, President


                                                       CHURCHILL

                                                /s/ WINSTON J. CHURCHILL
                                        ---------------------------------------
                                                        Signature

                                                   Winston J. Churchill


                                                          PLUM

                                                  /s/ SAMUEL A. PLUM
                                        ---------------------------------------
                                                        Signature

                                                      Samuel A. Plum


SEC 1746 (12-91) 9 of 10